December 23, 2024

Jason Weimer
Manager
Gratus Capital Properties Fund III LLC
718 Washington Ave N, Ste. 400
Minneapolis, MN 55401

       Re: Gratus Capital Properties Fund III LLC
           Offering Statement on Form 1-A
           Filed November 27, 2024
           File No. 024-1253
Dear Jason Weimer:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed November 27, 2024
Cover Page

1. We note that investors who purchase at least $500,000 in Class A Units, who purchase
       Units through a RIA, who purchase units through a registered broker-dealer, or who are current employees of the Manager or any Development Partner with whom the
       Company does business are also eligible to take advantage of the Company s Side
       Letter Agreement and are assigned cashflows from the Company   s Class C
       Members. Please tell us what consideration you have given as to whether these Class
       A+ Members hold a new security.
2. Rule 253(b)(4) of Regulation A requires that you fix the volume of securities that you are qualifying in this offering. Please state the volume of the Class A, Class B, and
       Class A+ Interests separately that you intend to qualify in this offering here and elsewhere as appropriate.
3. We note that Investors will receive Class A Units if they either (a) purchase at least
       One Hundred Thousand Dollars ($100,000) worth of Investor Interests; or
(b) have
       previously invested in Affiliates of the Manager and the Manager agrees to admit
 December 23, 2024
Page 2

       them as Class A Members, in the sole discretion of the Manager. Please revise to include more detail as to how the manager will exercise its discretion.
4. We note that you disclose in Part I, Item 4 of your Form 1-A notification that $3,359,460.00 of the aggregate offering price is attributable to securities being offered on behalf of selling securityholders. With reference to Item 1(d) of Part II of
       Form 1-A, to the extent there is a resale component to this offering, please separately state the amount of securities offered by selling securityholders on the cover page, and provide the disclosure required by Item 5(d) in the Distribution section. Alternatively, if there is no resale component, please revise your response to Part 1,
Item 4 or
       otherwise advise.
5. Please revise here and elsewhere as appropriate to clarify the maximum period of time a purchaser's funds may be held before the manager determines to accept or reject a subscription. We note your disclosure that the subscription funds may remain in the company's escrow account for up to 180 days from the first date of deposit.
Risk Factors
Risks Related to Our Corporate Structure, page 17

6. We note your disclosure of the risks associated with being deemed an investment company. Please revise to include the risk that if you are deemed to be an investment company you will no longer meet the eligibility requirements of Form 1-A. See Rule
       251(b)(4).
Dilution, page 22

7. Please revise to include a detailed discussion of the dilutive impact of Class A, Class
       B, and Class C interests on investors prior to and after the offering. We note Class C interest holders paid $10 per interest and will receive substantially more distributable cash, profit, and loss allocation, and voting rights per interest than Class A interest holders. We also note your disclosure that investors of this offering may pay more than $11.08 per interest.
Description of Business
Investment Policies of the Company, page 40

8. Please revise to include more detailed disclosure regarding your investment policies for evaluating any real estate properties, real estate backed loans, and other real estate backed investments. For example, we note your risk factor disclosure on page 10 that if you acquire commercial real estate, you will be highly dependent on the economic viability of your tenants. Please include details such as how you intend to evaluate tenant quality for future investments in your investment policies. Please also revise your risk factor disclosure as appropriate.
Description of Property, page 41

9. Please revise to include a description of the company's properties as required by Item
       8 of Form 1-A. Please include risks, competitive factors, and all other material details associated with the properties. See Item 11 of Industry Guide 5. December 23, 2024
Page 3
Manager, Executive Officers, Promoters and Control Persons, page 48

10. We note your disclosure on page 60 that the manager manages other investment opportunities and funds outside of the company. To the extent that any of your executive officers or other significant employees work part-time for the company, please revise your table on page 48 to indicate the average number of hours per week or month such person works or is anticipated to work. Refer to Item 10 of Form 1-A.
Executive Compensation, page 51

11. Please revise to include all compensation awarded to, earned by, accrued, or paid to your executive officers and affiliates in your compensation table and narrative disclosure. We note your disclosure on pages 28 and 52 that the manager has been paid acquisition fees and has accrued but not yet been paid additional fees in
       connection with the manager   s efforts in conducting due diligence and
making the
       investment opportunity available to investors.
Withdrawal Policy, page 57

12. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your withdrawal policy. We urge you to consider all the elements of your withdrawal policy in determining whether the program is consistent with relief granted by the Division of Corporation
       Finance in prior no action letters. To the extent you are relying on Blackstone Real
       Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNNREIT,
       Inc. (Letter dated December 21, 2016), Hines Global REIT II, Inc. (Letter dated April
       26, 2017), or Black Creek Diversified Property Fund Inc. (Letter dated September 1,
       2017), please provide us with an analysis as to how your policy is consistent with such relief. To the extent you have questions as to whether the policy is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may
       contact the Division   s Office of Mergers and Acquisitions at
202-551-3440.
13. It appears that you may approve requests for withdrawals during the offering period of the interests being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your withdrawal policy. We urge you to consider all the elements of your withdrawal policy in determining whether the policy is consistent with the class exemptive letter granted to
       Alston & Bird LLP dated October 22, 2007. To the extent you have questions regarding your policy, you may contact the Division of Trading and Markets at 202-
       551-5777.
Policies with Respect to Certain Transactions
Conflicts of Interest, page 60

14. Please revise to include more fulsome disclosure of any material conflict of interests between your manager and its affiliates and investors. Please see Item 5 of Industry
       Guide 5.
 December 23, 2024
Page 4
Prior Performance, page 61

15. Please revise you prior performance narrative and tables to include all material information referenced in Industry Guide 5. For example, we note that Table IV on page 68 does not include the dollar amount raised or the closing date of the offering described in Appendix II of the Guide.
Consolidated Financial Statements, page F-1

16. We note that within the interim financial statements, the columns of information for the 6 months ended June 30, 2023 and the year ended December 31, 2022 are labeled
       "restated". Such information also appears to differ from the amounts included in previous filings. We could not locate any disclosures discussing the events surrounding the restatement and the reasons for such restatement. Please provide to us and revise your filing to include the disclosures required related to correction of an error in previously issued financial statements. Reference is made to paragraphs 250-
       10-50-7 through 11 of the Financial Accounting Standards Codification. Property, Equipment and Depreciation, page F-8

17. Please expand your disclosures to provide additional details related to your accounting policy for construction in progress. Your expanded disclosures should include discussion regarding the types of expenses that are potentially capitalized, other than interest, such as, taxes, salaries and other general and administrative expenses. As a part of this discussion, please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial
Accounting
       Standards Codification.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-27

18. Reference is made to your disclosure on page F-27 where you indicate that no revenue recognized from performance obligations satisfied during the period from inception to
       June 30, 2024. This appears to contradict your discussion within MD&A on page
       44. Please revise and expand your disclosures to discuss your accounting policy for the revenue streams discussed within your MD&A.
Exhibits

19. Please amend your filing to ensure all of your exhibits are submitted in a text searchable format. Please refer to item 301 of Regulation S-T. Signature, page 76

20. Please revise to include the signatures of your principal executive officer, principal financial officer, and principal accounting officer. See Instructions to Signatures of
       Form 1-A.

       We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 December 23, 2024
Page 5

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Jonathan Sabo, Esq.